SECURITIES AND EXCHANGE COMMISSION
                                Washington, D.C.
                          Three year period ending 2006

                      FORM U-12(I)-B (THREE-YEAR STATEMENT)

Statement Pursuant to Section 12(i) of Public Utility Holding Company Act of 1935 by a Person Regularly Employed or Retained by a Registered Holding Company or a Subsidiary Thereof and Whose Employment Contemplates Only Routine Expenses as Specified in Rule 71(b).


         1.       Name and business address of person filing statement.

                  See attached Exhibit A.

         2. Names and business addresses of any persons through whom the undersigned proposes to act in matters included within the exemption provided by paragraph (b) of Rule U-71.

                  None.

         3. Registered holding companies and subsidiary companies by which the undersigned is regularly employed or retained.

                  American Electric Power Service Corporation which provides services to American Electric Power Company, Inc. and its subsidiaries.

         4. Position or relationship in which the undersigned is employed or retained by each of the companies named in item 3, and brief description of nature of services to be rendered in such position or relationship.

                  See attached Exhibit B.

         5. (a) Compensation received during the current year and estimated to be received over the next two calendar years by the undersigned or others, directly or indirectly, for services rendered by the undersigned, from each of the companies designated in item 3.

                  See attached Exhibit C.

                  (b)      Basis for compensation if other than salary.

                  Salary (including incentive compensation, if any) from American Electric Power Service Corporation and directors' fees in certain instances from the subsidiary companies of American Electric Power Company, Inc.

         6. (To be answered in supplementary statement only. See instructions). Expenses incurred by the undersigned or any person named in item 2, above, during the calendar year in connection with the activities described in item 4, above, and the source or sources of reimbursement for same.

                  (a)      Total amount of routine expenses charged to client:

                  Not applicable.

                  (b)      Itemized list of all other expenses.

                  None.


Date:    January 26, 2004


                           American Electric Power Service Corporation


                           By:  /s/  J. Craig Baker

                           By:  /s/  Sabrina V. Campbell

                           By:  /s/  Jeffrey D. Cross

                           By:  /s/  Joseph R. Hartsoe

                           By:  /s/  Dale E. Heydlauff

                           By:  /s/  Anthony P. Kavanagh

                           By:  /s/  Martin A. McBroom

                           By:  /s/  Michael G. Morris

                           By:  /s/  Sarah S. Novosel

                           By:  /s/  Susan Tomasky

                                    EXHIBIT A


Names, positions, corporate affiliations and business addresses of individuals who may act during 2004, 2005, and 2006 in matters included within the exemption provided by paragraph (b) of Rule 71:


American Electric Power Service Corporation


J. Craig Baker
Jeffrey D. Cross
Dale E. Heydlauff
Michael G. Morris
Susan Tomasky

The business address of each of whom is 1 Riverside Plaza, Columbus, Ohio 43215



Sabrina V. Campbell
Joseph R. Hartsoe
Anthony P. Kavanagh
Martin A. McBroom
Sarah S. Novosel

The business address of each of whom is 801 Pennsylvania Avenue, N.W., Washington, D.C. 20004

                                    EXHIBIT B


Employer - American Electric Power Service Corporation


Name                       Position

J.Craig Baker              Senior Vice  President-Regulation  and Public  Policy
                           of American Electric Power Service Corporation

Jeffrey D. Cross           Senior Vice President and General Counsel of American
                           Electric Power Service Corporation

Dale E. Heydlauff          Senior Vice President-Governmental and Environmental
                           Affairs of American Electric Power Service
                           Corporation.

Michael G. Morris          President and Chief Executive Officer and Director of
                           American Electric Power Service Corporation and
                           American Electric Power Company, Inc., and Chairman of the Board or President, Chief Executive Officer and Director of all majority-owned subsidiaries of American Electric Power Company, Inc.

Susan Tomasky              Executive Vice President-Policy, Finance and
                           Strategic Planning and Director of American
                           Electric Power Service Corporation, Vice President,
                           Secretary and Chief Financial Officer of American
                           Electric Power Company, Inc., and Director and Vice
                           President of all principal subsidiary companies of American Electric Power Company, Inc.

Sabrina V. Campbell        Director, Federal Agency Relations of American
                           Electric Power Service Corporation. Duties include representing American Electric Power System's positions before Executive and Legislative branches of the Federal Government.

Joseph R. Hartsoe          Vice President and Associate General Counsel of
                           American Electric Power Service Corporation. Duties include representing American Electric Power
                           System's positions before Executive and Legislative branches of the Federal Government.

Anthony P. Kavanagh        Vice President-Governmental Affairs of American
                           Electric Power Service Corporation. Duties include representing American Electric Power System's positions before Executive and Legislative branches of the Federal Government.

Martin A. McBroom          Director-Federal Environmental Affairs of American
                           Electric Power Service Corporation. Duties include representing American Electric Power System's positions before Executive and Legislative branches of the Federal Government.

Sarah S. Novosel           Assistant General Counsel of American Electric Power
                           Service Corporation.  Duties include representing
                           American Electric Power System's positions before
                           Executive and Legislative branches of the Federal
                           Government.

                                    EXHIBIT C


                         Salary or                         Company from
Name of Recipient        Other Compensation                Whom Received

J. Craig Baker           Compensation of named             American Electric
Sabrina V. Campbell      individuals is filed under        Power Service
Jeffrey D. Cross         confidential treatment            Corporation in each
Joseph R. Hartsoe        Pursuant to Rule 104(b)           instance
Dale E. Heydlauff
Anthony P. Kavanagh
Martin A. McBroom
Michael G. Morris
Sarah S. Novosel
Susan Tomasky